

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

Erik J. (Rick) Ellingson, CPA
Patti Ellingson Solheim, CPA
Jane Ellingson Ehresmann, CPA

Shareholders and Management
Aegis Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Aegis Investments, Inc. as of and for the year ended December 31, 2021, in accordance with standards of the Public Company Accounting Oversight Board (PCAOB), we considered the entity's internal control over financial reporting (internal control) as a basis for designing auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the entity's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to fraud or error may occur and not be detected by such controls. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the entity's financial reporting.

Significant Deficiencies
We consider the following deficiencies in the entity's internal control to be significant deficiencies:

<u>Segregation of Duties</u>
A good system of internal control provides for a proper segregation of the accounting functions. Aegis Investments, Inc. does not have adequate segregation of duties, due primarily to the limited size of Aegis Investments' staff. Inherently, with entities of the size of Aegis Investments and limited number of employees, dual control is not always practical. It is the responsibility of the members and management to annually review the effectiveness of the internal control system and determine which controls will be cost beneficial and what level of risk is acceptable.

In order to achieve segregation of duties, individuals with control and custody over the Company's assets should not have responsibility for approving and authorizing financial transactions. The Accountant for the

Company is responsible for recording all cash activity and is also responsible for reconciling accounts to the general ledger and bank statements. The Accountant also posts all journal entries to the Company's accounting system without any formal authorization or review process of the journal entry transactions.

The Company has implemented compensating controls such as review of reconciliations and activity by other members of management. Management should continue to consistently and appropriately apply the oversight and review procedures currently in place.

This report is intended solely for the information and use of the members, management, and others within the entity, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 25, 2022